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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13G/A
                                (AMENDMENT NO. 1)


                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                          RULES 13d-1 (b), (c) AND (d)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              E COM VENTURES, INC.
                      -----------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                      -----------------------------------
                         (Title of Class of Securities)


                                  071376-60-0
                      -----------------------------------
                                 (CUSIP Number)








                               December 31, 2000
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]___Rule 13d-1(b)

[X]___Rule 13d-1(c)

[ ]___Rule 13d-1(d)



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CUSIP No.  071376-60-0

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1.     Names of Reporting Persons.

       Mark A. Rice


       I.R.S. Identification Nos. of above persons (entities only).

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2.     Check the Appropriate Box if a Member of a Group

3.     SEC Use Only
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4.     Citizenship or Place of Organization           United States
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Number of             5.       Sole Voting Power         1,034,098
Shares                ----------------------------------------------------------
Beneficially          6.       Shared Voting Power       None
Owned by              ----------------------------------------------------------
Each                  7.       Sole Dispositive Power    1,034,098
Reporting             ----------------------------------------------------------
Person With           8.       Shared Dispositive Power  None
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9.     Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,098
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10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
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11.    Percent of Class Represented by Amount in Row (9)   9.9%
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12.    Type of Reporting Person          IN
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ITEM 1(a)     NAME OF ISSUER:
              E Com Ventures, Inc.

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              11701 N.W. 101st Road
              Miami, Florida  33178

ITEM 2(a)     NAME OF PERSON FILING:
              Mark A. Rice

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              666 Dundee Road
              Suite 1901
              Northbrook, Illinois  60062

ITEM 2(c)     CITIZENSHIP:
              United States

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:
              Common Stock

ITEM 2(e)     CUSIP NUMBER:
              071376-60-0

ITEM 3 This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c)

ITEM 4        OWNERSHIP:

              Namax Corp., which is wholly owned by Mark A. Rice, and The dotCom Fund, LLC, of which Mark A. Rice is the sole member of the Managing Member, beneficially own 1,034,098 Common Stock shares of E Com Ventures, Inc., which represents 9.9% of aggregate outstanding shares of that class. Of the 1,034,098 Common Stock shares, Namax Corp. owns 139,648 shares and The dotCom Fund, LLC owns 641,811 shares and the following convertible notes:
                          Series B in the principal amount of $300,000;
                          Series C in the principal amount of $1,184,000; and Series D in the principal amount of $1,740,330.
              These notes are subject to conversion limitations such that The dotCom Fund, LLC and its affiliates, which would include Mark A. Rice, can never beneficially own over 9.9%. Accordingly, the Series C and Series D notes are not convertible at this time and only $105,266 of the Series B note is convertible. It converts into


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              252,639 shares of common stock. Mark A. Rice has sole power to vote or direct the vote of the entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
              Not applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
              The dotCom Fund, LLC owns more than 5% of the Common Stock shares and has the right to receive the proceeds of the sale of such shares or any dividends on such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

              Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
              Not applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:
              Not applicable

ITEM 10.      CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           January 18, 2001
                                     -------------------------------
                                           Date


                                           /s/  Mark A. Rice
                                     -------------------------------
                                           Mark A. Rice